June 7, 2013

Via EDGAR

Lyn Shenk

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Rainbow Coral Corp. Form 8-K Filed April 12, 2013 File No. 333-169554 Response dated May 6, 2013

Dear Mr. Shenk:

This letter is submitted on behalf of Rainbow Coral Corp. in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“Staff”) in your letter of May 30, 2013 regarding the above-captioned filing.

Our numbered responses correlate to the numbers in your May 30, 2013 letter and we have set forth in italics the full text of the comments included in your letter for convenience purposes.

We respond to the Staff’s comments as follows:

Form 8-K filed April 12, 2013

1.

We note your response to prior comment 2 that you do not know the source of funds used by Glendive Investments for the acquisition of the 9,000,000 shares of Rainbow Coral Corporation from Lou Foxwell. Item (a) (5) of Item 5.01 Form 8-K requires this disclosure. If you cannot obtain this information, please further revise your disclosure to state why.

We intend to revise our Form 8-K as follows:

On October 13, 2011, Lou Foxwell, our CEO on that date, sold all of his 9,000,000 shares of Rainbow Coral Corporation (the “Company”) to Glendive Investments, a Polish company, for cash proceeds of $10,000. We do not know the source of funds used by Glendive Investments for this acquisition, since the Company was not a party to the transaction and the parties thereto did not disclose this information to the Company. This transaction represented a change in control of the Company.

Prior to this transaction, Mr. Foxwell owned 81.8% of the outstanding shares of the Company (based on 11,000,000 shares outstanding on the date of the transaction). He owned no shares of the Company after the transaction. After the transaction, Glendive Investments directly owned 81.8% of the outstanding shares of the Company.

495 Grand Boulevard, Suite 206 Miramar Beach, Florida 32550

In connection with this transaction, Mr. Foxwell resigned as CEO and as director and Patrick Brown was appointed as our CEO and sole director.  Mr. Foxwell retained his position as president of Father Fish, our wholly-owned subsidiary.

CHANGE IN CONTROL

We are not aware of any arrangement that might result in a change in control of the Company in the future.

We intend to file the amended report referred to above immediately after we receive notice from the Staff that its review is complete.

Sincerely,

/s/ Patrick Brown

Patrick Brown

President and Chief Executive Officer